Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158278
PROSPECTUS SUPPLEMENT NO. 1
(TO PROSPECTUS DATED APRIL 17, 2009)
2,608,125 Shares
Rights to Purchase up to 2,608,125 Shares
Common Stock
     This Prospectus Supplement No. 1 to the prospectus dated April 17, 2009 relates to up to 2,608,125 shares of our common stock that may be issued by us pursuant to the subscription rights offering set forth in the prospectus and should be read in conjunction with the prospectus. This supplement is qualified in its entirety by reference to the prospectus, except to the extent the information in this supplement supersedes the information contained in the prospectus. Capitalized terms used in this supplement and not otherwise defined herein have the meanings specified in the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Recent Developments
     On May 15, 2009, Marcus E. Jundt, our Chairman, President, and Chief Executive Officer, resigned as an officer and as a director of our company.
     Effective May 15, 2009, Mark Bartholomay, the Company’s Chief Operating Officer, began serving as our interim President and Chief Executive Officer, until a permanent successor to Mr. Jundt has been identified and appointed. Our Nominating Committee has commenced a search for qualified candidates. Mr. Bartholomay has served as our Chief Operating Officer since November 2008, and prior to that was our Senior Vice President of Development since May 2007. Mr. Bartholomay has over 12 years of experience in real estate development, construction, prototype design, operations, and finance. Mr. Bartholomay served as the Founder and Senior Partner of GBG Consulting, LLC, a private restaurant consulting firm from July 2005 until May 2007. From July 2000 to June 2005, he served as Vice President of Business Development at Famous Dave’s of America, Inc., a publicly traded owner, operator, and franchisor of restaurants. Prior to that, Mr. Bartholomay served as Senior Vice President of International Development and Operations at Rainforest Cafe, Inc., a publicly traded restaurant company. Mr. Bartholomay served as a member of our board of directors between January 2006 and May 2007.
     Pursuant to our employment agreement with Mr. Bartholomay, his compensation includes an annual base salary of $261,000. In addition, he is eligible to receive bonuses under our annual incentive bonus plan, to receive stock option grants under our stock award plans, and to participate in our other insurance and employee benefit plans.
     Separately, Mr. Anthony Winczewski, who serves as Chair of our Nominating Committee, has rejoined the Audit Committee effective May 15, 2009. As a result of Mr. Jundt’s resignation and Mr. Winczewski’s appointment to the Audit Committee, our company has remedied its temporary non-compliance with applicable NASDAQ Marketplace Rules, which require the Board of Directors to be comprised of a majority of independent directors and our Audit Committee to be comprised of at least three independent directors.

Unsolicited Offer to Purchase Our Capital Stock
     On May 18, 2009, we received an unsolicited expression of interest from Mill Road Capital L.P., our second largest stockholder, to acquire all of our outstanding shares of capital stock in a cash merger transaction at a price of $4.60 per share. Our board of directors, in consultation with its outside financial advisors and legal counsel, intends to evaluate Mill Road Capital L.P.’s proposal carefully and in due course, within the context of our overall strategic and financial plans, and will respond to the proposal appropriately in the best interest of all of our stockholders.
Extension of Subscription Rights Expiration Date
     To provide stockholders sufficient time to assess these developments, this subscription rights offering was extended to 5:00 p.m., Eastern Daylight Savings Time, on June 5, 2009, unless further extended by us. The subscription rights offering was originally scheduled to expire on May 22, 2009. As a result of the extension of the expiration date, if you wish to exercise your subscription rights you must properly complete the subscription certificate included with the prospectus and deliver it, together with the subscription price, to the Subscription Agent before 5 p.m., Eastern Daylight Savings Time, on June 5, 2009. We will not be required to issue shares of common stock to you if the subscription agent receives your subscription certificate or your payment after that time, regardless of when you sent the subscription certificate and payment, unless you send the documents in compliance with the guaranteed delivery procedures described in the prospectus.
     You are encouraged to carefully review the section entitled “Risk Factors,” beginning on page 7 of the prospectus, for a discussion of certain risk factors that you should consider before exercising your subscription rights to purchase shares of our common stock.
     If you have any questions or need further information about the rights offering or the matters set forth in this supplement, please call Morrow & Co., LLC, our information agent for the rights offering, at (203) 658-9400 (collect) or (800) 607-0088 (toll-free).
The date of this prospectus supplement is May 18, 2009